

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0306

Mail Stop 3561                                      August 31, 2006

Mr. Xuan (Richard) Song
President
Kinglake Resources, Inc
8720 Maple Grove Cres. Suite 26
Burnaby, British Columbia Canada V5A 4G5

      **Re:**     **Kinglake Resources, Inc**
               **Item 4.01 Form 8-K**
               **Filed August 29, 2006**
               **File No. 333-135871**

Dear Mr. Song:

      We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

1.  We note your disclosure that you **dismissed** Moen and Company ("Moen").  However, the letter from Moen (Exhibit 16.1) indicated that they **resigned** on July 21, 2006.  Please clarify and amend the Form 8-K to state  whether the former accountant **resigned** or was **dismissed** and state the **specific date** of the action as required by Item 304(a)(1)(i) of Regulation S-B.  Please ensure to revise the disclosures through out the filing as appropriate.  Please also indicate whether the board of directors recommended or approved the decision to change accountants.

2.  We note the audit report on the financial statements covering the period April 14, 2006 (inception) to April 30, 2006 dated June 12, 2006 filed with the Commission is modified as to uncertainty regarding the Registrant's ability to continue as a going concern.  Please revise and include disclosures of uncertainty regarding the Registrant's ability to continue as a going concern contained in the accountant's report.  Refer to Item 304(a) (1) (ii) of Regulation S-B.

3. To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants (Moen) stating whether the accountant agrees with your **revised** Item 304 disclosures, or the extent to which the accountant does not agree.

Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions regarding this letter to Raj Rajan at (202) 551 -3388.

Sincerely,


Raj Rajan
Staff Accountant

CC: Conrad C. Lysiak Esq.
    Fax # (509) 747-1770